Exhibit 99.4

FORM OF LETTER
GYRODYNE COMPANY OF AMERICA, INC.
Subscription Rights to Purchase Shares of Common Stock
Offered Pursuant to Subscription Rights
Distributed to Shareholders of
Gyrodyne Company of America, Inc.

[•], 2011

To Our Clients:

Enclosed for your consideration are a prospectus, dated [•], 2011 (the “Prospectus”), and the “Instructions as to Use of Gyrodyne Company of America, Inc. Rights Certificates” relating to the offering (the “Rights Offering”) by Gyrodyne Company of America, Inc. (“Gyrodyne”) of shares of Common Stock (as defined below) pursuant to non-transferable subscription rights (the “Rights”) distributed to all holders of record of shares of the Company’s common stock, par value $1.00 per share (the “Common Stock”), at 5:00 p.m., New York City time, on August 15, 2011 (the “Record Date”).  The Rights and Common Stock are described in the Prospectus.

In the Rights Offering, Gyrodyne is offering an aggregate of 173,305 shares of Common Stock, as described in the Prospectus.

The Rights will expire, if not exercised prior to 5:00 p.m., New York City time, on [•], 2011, unless extended (the “Expiration Time”).

As described in the accompanying Prospectus, you will receive one Right for each share of Common Stock owned at 5:00 p.m., New York City time, on the Record Date.  Each 7.5 Rights will allow you to subscribe for one (1) share of Common Stock (the “Basic Subscription Privilege”) at the cash price of $53 per full share (the “Subscription Price”).  Any fractional shares resulting from the share allocation process will be rounded up to the nearest whole number.  For example, if you owned 100 shares of Common Stock as of 5:00 p.m., New York City time, on the Record Date, you would receive 100 Rights and would have the right to purchase 14 shares of Common Stock for the Subscription Price.

In the event that you purchase all of the shares of common stock available to you pursuant to your Basic Subscription Privilege, you may also exercise an over-subscription privilege (the “Over-Subscription Privilege”) to purchase a portion of any shares of Common Stock that are not purchased by shareholders through the exercise of their Basic Subscription Privileges (the “Unsubscribed Shares”), subject to the availability and pro rata allocation of the Unsubscribed Shares among all persons exercising this Over-Subscription Privilege.  If there are not enough Unsubscribed Shares to honor all Over-Subscription Privilege requests, Gyrodyne may, in its discretion, issue up to an additional 19,336 shares (the “Over-Allotment Shares”).  To the extent the Unsubscribed Shares are not sufficient to satisfy all of the properly exercised Over-Subscription Privileges, then the Unsubscribed Shares will be allocated among those who properly exercised their Over-Subscription Privilege pro rata based on the total number of shares requested by shareholders pursuant to the Over-Subscription Privilege.

You will be required to submit payment in full for all the shares you wish to buy, including under your Over-Subscription Privilege.  Because we will not know the total number of Unsubscribed Shares prior to the expiration of the Rights Offering, if you wish to maximize the number of shares you may purchase pursuant to your Over-Subscription Privilege, you will need to deliver payment in an amount equal to the aggregate Subscription Price for the maximum number of shares of Common Stock you desire to purchase pursuant to the Over-Subscription Privilege.  Gyrodyne will eliminate fractional shares of Common Stock resulting from the exercise of the Over-Subscription Privilege by rounding up to the nearest whole share, with the total subscription payment being adjusted accordingly.  Any excess subscription payments received by the Subscription Agent will be returned, without interest, as soon as practicable.

Gyrodyne can provide no assurances that each of you will actually be entitled to purchase the number of shares of Common Stock issuable upon the exercise of your Over-Subscription Privilege in full at the expiration of the Rights Offering.  Gyrodyne will not be able to satisfy your exercise of the Over-Subscription Privilege if all of our shareholders exercise their Basic Subscription Privileges in full and Gyrodyne decides not to issue any Over-Allotment Shares, and we will only honor an Over-Subscription Privilege exercise to the extent sufficient shares of Common Stock are available following the exercise of subscription rights under the Basic Subscription Privileges.

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To the extent the aggregate Subscription Price of the maximum number of Unsubscribed Shares available to you pursuant to the Over-Subscription Privilege is less than the amount you actually paid in connection with the exercise of the Over-Subscription Privilege, you will be allocated only the number of Unsubscribed Shares available to you as soon as practicable after the Expiration Time, and your excess subscription payment received by the Subscription Agent will be returned, without interest, as soon as practicable.

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To the extent the amount you actually paid in connection with the exercise of the Over-Subscription Privilege is less than the aggregate Subscription Price of the maximum number of Unsubscribed Shares available to you pursuant to the Over-Subscription Privilege, you will be allocated the number of Unsubscribed Shares for which you actually paid in connection with the Over-Subscription Privilege.  See “The Rights Offering — The Subscription Rights — Over-Subscription Privilege and Over-Allotment Option” in the Prospectus.

The Rights will be evidenced by a non-transferable Rights certificate (the “Rights Certificate”) and will cease to have any value at the Expiration Time.

THE MATERIALS ENCLOSED ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF COMMON STOCK CARRIED BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. EXERCISES OF RIGHTS MAY BE MADE ONLY BY US AS THE RECORD OWNER AND PURSUANT TO YOUR INSTRUCTIONS.

Accordingly, we request instructions as to whether you wish us to elect to subscribe for any shares of Common Stock to which you are entitled pursuant to the terms and subject to the conditions set forth in the enclosed Prospectus.  However, we urge you to read the document carefully before instructing us to exercise your Rights.

If you wish to have us, on your behalf, exercise the Rights for any shares of Common Stock to which you are entitled, please so instruct us by completing, executing and returning to us the instruction form enclosed with this letter.

Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise Rights on your behalf in accordance with the provisions of the Rights Offering.  The Rights Offering will expire at 5:00 p.m., New York City time, at the Expiration Time.  Once you have exercised the Basic Subscription Privilege or the Over-Subscription Privilege, such exercise may not be revoked, even if the Rights Offering is extended by Gyrodyne’s board of directors.  However, if Gyrodyne amends the Rights Offering to allow for an extension of the Rights Offering for a period of more than 30 days or to make a fundamental change to the terms of the Rights Offering, you may cancel your subscription and receive a refund of any money you have advanced.

Additional copies of the enclosed materials may be obtained from MacKenzie Partners, Inc., the Information Agent.  The Information Agent’s telephone number is (800) 322-2885 (toll free).  Any questions or requests for assistance concerning the rights offering should be directed to the Information Agent.